UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A. COMPANHIA ABERTA CNPJ Nº 07.689.002/0001-89 NIRE 35.300.325.761	EMBRAER S.A. PUBLICLY HELD COMPANY CNPJ No. 07.689.002/0001-89 NIRE 35.300.325.761
ATA Nº 47/2024 - LIVRO 008 REUNIÃO ORDINÁRIA DO CONSELHO DE ADMINISTRAÇÃO REALIZADA EM 25 DE ABRIL DE 2024	MINUTES No. 47/2024 - BOOK 008 ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 25, 2024

Em 25 de abril de 2024, às 14:00hs, realizou-se a reunião ordinária do Conselho de Administração (“CA”), sob a presidência de Alexandre Gonçalves Silva e com a participação dos Conselheiros abaixo assinados para deliberar sobre a ordem do dia.

Consignar a indicação do Sr. Mauricio Augusto Silveira de Medeiros, em cumprimento ao Ofício SEI nº 20406 2024, para o cargo de conselheiro suplente do Conselho de Administração da Companhia indicado pela União, na forma dos artigos 27, §1º e 29, inciso I do Estatuto Social da Companhia, em substituição ao conselheiro suplente Sr. Heraldo Luiz Rodrigues, ficando sua investidura no cargo condicionada a assinatura do termo de posse no livro próprio e declaração de desimpedimento, na forma da lei.

Nada mais havendo a tratar, o Presidente deu por encerrada a presente reunião, da qual, para constar, eu, Fabiana Klajner Leschziner, servindo de Secretária, lavrei esta ata que vai assinada por todos os participantes.

On April 25, 2024, at 2:00pm, the ordinary meeting of the Board of Directors (“BOD”) was held, chaired by Alexandre Gonçalves Silva and with the participation of the undersigned members of the Board of Directors to resolve on the agenda.

Consign the appointment of Mr. Mauricio Augusto Silveira de Medeiros, under the Official Letter SEI nº 20406 2024, for the position of alternate member to the Company's Board of Directors appointed by the Brazilian Government, in accordance with articles 27, §1 and 29, item I of Company's Bylaws, replacing the alternate councilor Mr. Heraldo Luiz Rodrigues, his investiture in the position being conditional on the signing of the instrument of investiture in the proper book and declaration of disqualification, in accordance with the law.

There being no further matters to discuss, the Chairman adjourned this meeting, and, for the record, I, Fabiana Klajner Leschziner, serving as Secretary, drew up these minutes, which were signed by all participants.

25 de abril de 2024.	April 25, 2024.

Alexandre Gonçalves Silva	Raul Calfat
Presidente/Chairman	Vice-Presidente/Vice-Chairman

Alexandre Magalhães Filho	Claudia Sender Ramirez
Conselheiro/Member of BoD	Conselheira/ Member of BoD

Dan Ioschpe	Edmilson Saes
Conselheiro/Member of BoD	Conselheiro/Member of BoD

Kevin Gregory McAllister	Márcio Fernando Elias Rosa
Conselheiro/Member of BoD	Conselheiro/Member of BoD

Mauro Gentile Rodrigues da Cunha	Pedro Luís Farcic
Conselheiro/Member of BoD	Conselheiro/Member of BoD

Todd Messer Freeman	Fabiana Klajner Leschziner
Conselheiro/Member of BoD	Secretária/Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations